

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Mr. Walter G. Goodrich
Chief Executive Officer
Goodrich Petroleum Corporation
801 Louisiana, Suite 700
Houston, TX 77002

Re: **Goodrich Petroleum Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed February 26, 2010
        Response Letter Dated January 25, 2011
        File No. 001-12719

Dear Mr. Goodrich:

We have reviewed your response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business and Properties, page 3

Net Production, Unit Prices and Costs, page 10

1.   We have reviewed your response to prior comment one. We would expect the field level disclosures in your filing to be consistent with the fields as designated by state regulatory agencies. Therefore, we believe you should provide the proposed disclosures included in your response, which are based on fields designated by the state regulators that contain greater than 15% of total proved reserves in future filings.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

Ethan M. Horowitz
Branch Chief